Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated August 15, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On August 14, 2007, the Company filed its Report on Form 10-Q for the quarter ended June 30, 2007. The 10-Q Report includes consolidated financial statements for the three and six months ended June 30, 2007. Summary 2007 financial results for the three months ended June 30, 2007 are: net sales, $247.0 million; operating income, $14.6 million; net income, $4.1 million; and earnings per share, $0.24. Summary 2007 financial results for the six months ended June 30, 2007 are: net sales, $356.4 million; operating income, $22.3 million; net income, $6.9 million; and earnings per share, $0.41.
     On April 2, 2007 we acquired all of the equity interests of Copperfield, LLC (“Copperfield”) for a total purchase price of $215.4 million, which includes a reduction to the purchase price as a result of a working capital true-up adjustment of $0.5 million and acquisition related costs of $2.9 million. We financed the acquisition with the proceeds from the sale on April 2, 2007 of $120.0 million aggregate principal amount of 9.7/8% Senior Notes due 2012 (the “2007 Notes”) along with cash on hand and borrowings under an amended and restated credit agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement, which was put in place on April 2, 2007, consists of a five year $200.0 million revolving credit facility and replaced our existing credit facility.
     The results of Copperfield have been included in our consolidated results since the date of acquisition.
     From time to time, we consider acquisition opportunities that could materially increase the size of our business operations. We are currently considering the acquisition of a business in our industry for an expected purchase price of approximately $50 million. If consummated, the acquisition is expected to materially increase our revenue and earnings and would be financed by available borrowings under our credit agreement. The prospective seller and we have signed a confidentiality agreement and a non-binding letter of intent (which includes a binding exclusivity provision). Consummation of the acquisition is subject to numerous contingencies, including the execution of a definitive acquisition agreement, the completion of our due diligence investigation and the approval of the boards of directors of both parties. As a result, there can be no assurance that we will consummate this acquisition.

     Business Segment Information
     We have four business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; (iii) consumer outlets; and (iv) Copperfield. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell substantially all of our products through each of our four segments, except that our fabricated bare wire products are sold only by our specialty distributors, OEM and Copperfield segments. For the three months ended June 30, 2007, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, the consumer outlets segment, and Copperfield represented approximately 14.8%, 25.1%, 7.1% and 53.0% of our net sales on a consolidated basis, respectively. Our consumer outlets segment, which is our smallest in terms of net sales, accounts for an even smaller percentage of our profitability because of increased competition from foreign suppliers and the delays we may encounter in passing along copper price increases to large retailers. To remain competitive, we are purchasing more labor intensive products from foreign sources for sale by this segment. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our four segments.

Financial data for our business segments is as follows:

	Three months ended June 30,				Six months ended June 30,
	2006		2007		2006		2007
	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands)
Net Sales:
Electrical / Wire and Cable Distributors	$38,894	34.0%	$36,640	14.8%	$70,907	34.6%	$72,322	20.3%
Specialty Distributors and OEMs	63,261	69.6	61,944	25.1	112,105	54.6	117,513	33.0
Consumer Outlets	12,259	10.7	17,611	7.1	22,200	10.8	35,756	10.0
Copperfield	—	—	130,823	53.0	—	—	130,823	36.7

Total	$114,414	100.0%	$247,018	100.0%	$205,212	100.0%	$356,414	100.0%

Operating Income:
Electrical / Wire and Cable Distributors	$7,861	20.2%	$4,010	10.9%	$12,821	18.1%	$6,772	9.4%
Specialty Distributors and OEMs	9,690	12.2	6,800	11.0	15,400	13.7	11,121	9.5
Consumer Outlets	776	6.4	1,756	10.0	883	4.0	3,746	10.5
Copperfield	—	—	3,516	2.7	—	—	3,516	2.7

Total	18,327		16,082		29,104		25,155
Corporate	(1,167)		(1,435)		(2,117)		(2,866)

Consolidated operating income	$17,160	15.0%	$14,647	5.9%	$26,987	13.2%	$22,289	6.3%

Three Months Ended June 30, 2007 Compared with Three Months Ended June 30, 2006
Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the three months ended June 31, 2007 were $36.6 million compared to $38.9 million for the three months ended June 30, 2006, a decrease of $2.3 million or 5.9%. This decrease was due primarily to a decline in demand from existing customers, offset by price increases as a result of inflationary increases in raw material prices. There was a decrease in volume of 4.4% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.
     Operating income for our electrical/wire and cable distributors segment for the three months ended June 30, 2007 was $4.0 million compared to $7.9 million for the three months ended June 30, 2006, a decrease of $3.9 million, or 49.4%. This decrease resulted from pricing pressures due to lower market demand, the costs of plant realignments and stock compensation expense.
Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the three months ended June 30, 2007 were $61.9 million compared to $63.3 million for the three months ended June 30, 2006, a decrease of $1.4 million, or 2.2%. There was a decrease in volume of 7.8% due to declines in demand from our existing customers, offset by price increases as a result of inflationary increases in raw material prices and growth and market share gains in our industrial and irrigation channels.
     Operating income for our specialty distributors and OEMs segment for the three months ended June 30, 2007 was $6.8 million compared with $9.7 million for the three months ended June 30, 2006, a decrease of $2.9 million or 29.9%. This decrease was primarily due to the decline across most business channels due to pricing pressures and lower market demand, the costs of plant realignments, and stock compensation expense due to options issued, offset by the ability to spread fixed costs across a larger revenue base.
Consumer Outlets
     Net sales for our consumer outlets segment for the three months ended June 30, 2007 were $17.6 million compared to $12.3 million for the three months ended June 30, 2006, an increase of $5.3 million or 43.1%. This increase was due primarily to a volume increase of 34.1% and price increases associated with raw material cost increases. The volume increase was due primarily to an increase of automotive product sales due to improved market conditions compared to 2006 and to initial stocking orders for product line expansions with existing customers in 2007.
     Operating income for our consumer outlets segment for the quarter ended June 30, 2007 was $1.8 million compared to $0.8 million for the three months ended June 30, 2006, an increase of approximately $1.0 million or 125.0%. This increase was largely due to strength in demand in our automotive channel, expanded product placement with existing customers, the ability to spread fixed costs across a larger revenue base, improved operational efficiencies due to plant realignments in 2006 and the ability to secure price increases. This was offset by stock compensation expense and the accrual of management bonuses due to increased profitability.
Copperfield
     No comparison is presented for Copperfield because it was not included in our financial results in 2006.
     Operating income for Copperfield is reduced by the one time impact of the fair value step-up to inventories of $2.7 million and the amortization of intangible assets of $2.6 million.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006
Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the six months ended June 30, 2007 were $72.3 million compared to $70.9 million for the six months ended June 30, 2006, an increase of $1.4 million or 2.0%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material prices. There was a decrease in volume of 1.3% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.
     Operating income for our electrical/wire and cable distributors segment for the six months ended June 30, 2007 was $6.8 million compared to $12.8 million for the six months ended June 30, 2006, a decrease of $6.0 million, or 46.9%. This decrease was attributed to the rapid drop in copper during the end of 2006 and beginning of 2007, which resulted in compressed margins due to the lag in working through our inventory layers, working capital initiatives, pricing pressures due to lower market demand, the costs of plant realignments, and stock compensation expense, offset by the ability to spread fixed costs across a larger revenue base.
Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the six months ended June 30, 2007 were $117.5 million compared to $112.1 million for the six months ended June 30, 2006, an increase of $5.4 million, or 4.8%. There was a decrease in volume of 7.5% due to declines in demand from our existing customers, offset by growth and market share gains in our OEM/government, industrial, and irrigation channels.
     Operating income for our specialty distributors and OEMs segment for the six months ended June 30, 2007 was $11.1 million compared with $15.4 million for the six months ended June 30, 2006, a decrease of $4.3 million or 27.9%. This decrease was primarily due to the rapid drop in copper prices during the end of 2006 and beginning of 2007 which resulted in compressed margins across most business channels due to the lag in working through our inventory layers, working capital initiatives, pricing pressures due to lower market demand in some of our business channels, the costs of plant realignments, and stock compensation expense due to options issued, offset by the ability to spread fixed costs across a larger revenue base.
Consumer Outlets
     Net sales for our consumer outlets segment for the six months ended June 30, 2007 were $35.8 million compared to $22.2 million for the six months ended June 30, 2006, an increase of $13.6 million or 61.3%. This increase was due primarily to a volume increase of 31.2% and price increases associated with raw material cost increases. The volume increase was due primarily to an increase of automotive product sales due to improved market conditions compared to 2006 and to initial stocking orders for product line expansions with existing customers in 2007.
     Operating income for our consumer outlets segment for the six months ended June 30, 2007 was $3.8 million compared to $0.9 million for the six months ended June 30, 2006, an increase of approximately $2.9 million, or 322.2%. This increase was largely due to strength in demand in our automotive channel, expanded product placement with existing customers, the ability to spread fixed costs across a larger revenue base, improved operational efficiencies due to plant realignments in 2006 and the ability to secure price increases. This was offset by stock compensation expense and the accrual of management bonuses due to increased profitability.
Copperfield
     No comparison is presented for Copperfield because it was not included in our financial results in 2006.
     Operating income for Copperfield is reduced by the one time impact of the fair value step-up to inventories of $2.7 million and the amortization of intangible assets of $2.6 million.

Liquidity and Capital Resources
Debt
     As of June 30, 2007, we had the following long-term debt (including capital lease obligations) outstanding:

As of
June 30, 2007
Revolving credit facility	$100,864
Senior notes	243,293
Capital lease obligations	515
Other long-term debt	414

Total long-term debt	$345,086

Senior Secured Revolving Credit Facility
     Our credit facility dated as of September 28, 2004, with Wachovia Bank, National Association (“agent”) provided for an asset-based credit facility whereby we may receive from time to time an aggregate amount of advances not to exceed the lesser of (i) $75.0 million or (ii) the sum of 85% of eligible accounts receivable and 55% of eligible inventory, with a sublimit for letters of credit of up to $5.0 million.
     The credit facility accrued interest at an average rate of 7.1%, and our average borrowed amount was $87.7 million for the three-month period ended June 30, 2007. We had no borrowings for the three-months ended March 31, 2007.
     On April 2, 2007, in connection with our acquisition of Copperfield, we entered into the Revolving Credit Agreement with Wachovia Bank, National Association, as administrative agent (“agent”), which amends and restates the previously existing agreement in its entirety, and provides for an asset-based revolving credit facility with aggregate advances not to exceed the lessor of (i) $200.0 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. The Revolving Credit Facility (the “Revolving Credit Facility”) matures on April 2, 2012. Interest is payable, at our option, at the agent’s prime rate plus a range of 0.0% to 0.5% or the Libor rate plus a range of 1.25% to 1.75%, in each case based on quarterly average excess availability under the revolving credit facility.
     Our Revolving Credit Facility under the Revolving Credit Agreement is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.
     The Revolving Credit Agreement contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and to maintain minimum excess availability under the credit facility. In addition, the Revolving Credit Agreement contains affirmative and negative covenants, including restrictions on the payment of dividends and distributions, indebtedness, liens, investments, guarantees, mergers and consolidations, sales of assets, affiliate transactions, sale and leaseback transactions and leases. We are also prohibited by the Revolving Credit Agreement from making prepayments on our senior notes, except for scheduled payments required pursuant to the terms of such senior notes. The financial covenants in the Revolving Credit Agreement:
•	require us to maintain a fixed share coverage ratio of not less than 1.1 to 1.0 for any month during which excess availability under the credit facility falls below $30.0 million, and

•	require us to maintain excess availability under the credit facility of not less than $10.0 million.
Senior Notes
     On September 28, 2004, we issued senior notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012. The notes are guaranteed by our domestic restricted subsidiaries.

     On April 2, 2007, in connection with our acquisition of Copperfield, we issued the 2007 Notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012, and having the same terms and conditions as our senior notes issued in 2004, which were issued under the same indenture. We sold these notes at a premium to par value of 2.875%, resulting in proceeds to us of $123.5 million. Because of the issuance of these notes, our outstanding notes have an aggregate principal amount of $240.0 million.
     The indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our credit facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0. As of June 30, 2007, our consolidated fixed charge coverage ratio was 2.8 to 1.0. Upon the occurrence of a change of control, we must offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of our assets; enter into sale and leaseback transactions; and enter into transactions with affiliates.
     As of June 30, 2007, we were in compliance with all of the covenants contained in the indenture. We may redeem some or all of the notes at any time on or after October 1, 2008, at redemption prices set forth in the indenture. In addition, before October 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, with the cash proceeds form certain kinds of equity offerings.
Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases.
     Our management assesses the future cash needs of our business by considering a number of factors, including:
•	our historical earnings and cash flow performance;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and our senior notes.
     Based on the foregoing, we believe that cash flow from operations and borrowings under our Revolving Credit Agreement will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
     On April 2, 2007, we sold the 2007 Notes, and entered into the Revolving Credit Agreement. We financed the Copperfield acquisition and related transaction expenses with the proceeds from the sale of 2007 Notes of $123.5 million, borrowings under our Revolving Credit Agreement of $73.6 million, and cash on hand of $22.9 million.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows form operations and borrowings under the credit facility. If cash flows generated form our operations, together with borrowings under our credit facility, is not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to our senior notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.

     Net cash used by operating activities for the six months ended June 30, 2007 was $14.0 million compared to net cash provided by operating activities of $5.7 million for the six months ended June 30, 2006. The primary factors contributing to the increase in cash used by operating activities for the six months ended June 30, 2007 compared to 2006 were: (i) a $11.0 million decrease in net income; (ii) a $8.8 million increase in cash used by accounts receivable due to increases in selling prices and timing of collections ; (iii) a $10.4 increase in cash used by inventories due to higher raw material costs and increased quantities; and (iv) a $3.2 million increase in cash used by prepaid expenses. These factors were offset by: (i) a $2.0 million increase in stock-based compensation; a (ii) a $5.6 million increase in accounts payable due to timing of payments; (iii) a $3.4 million increase in accrued liabilities ; (iv) a $4.8 million increase in amortization due to additional debt acquisition costs and intangibles acquired in the purchase of Copperfield.
     Net cash used in investing activities for the six months ended June 30, 2007 was $218.4 million due to $3.0 million of capital expenditures and $215.4 million for the acquisition of Copperfield.
     Net cash provided by financing activities for the six months ended June 30, 2007 was $217.8 million, due to net borrowings under our revolving loan facilities of $99.1 million and the issuance of additional senior notes of $119.6 million including premiums, net of fees and expenses. This was offset by the payment of long-term debt of $0.5 million and $0.4 million of common stock issuance costs related to the private equity offering.
     During the third quarter ended September 30, 2005, we experienced a theft of inventory as a result of break-ins at our manufacturing facility located in Miami Lakes, Florida. We believe we will recover the amount of the loss, net of deductibles, under our insurance policy. As a result of the loss, we reduced the cost of inventory by $1.3 million and recorded an insurance receivable, which is included in prepaid expenses and other current assets in the condensed consolidated balance sheets.
     On November 14, 2006, we approved a plan to close our manufacturing facility and sell the building and property located in Siler City, North Carolina. We determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing.
     We estimate the total remaining cost of the closure and realignment to be approximately $0.1 million, which includes cash expenditures of approximately $36,000 for equipment relocation costs and $0.1 million for other costs related to the closure. We expect that the closure will be complete by the end of the first quarter of 2008.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. Factors that could cause results to differ from expectations include the level of market demand for our products, competitive pressures, economic conditions in the U.S., price fluctuations of raw materials, environmental matters, unknown or unforeseeable events or developments and other specific factors discussed in “Risk Factors.”